UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: October 20, 2022	By:	/s/

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release “VOX RECEIVES APPROVAL FOR NASDAQ SECONDARY LISTING”
99.2	Press Release “VOX PROVIDES DEVELOPMENT AND EXPLORATION UPDATES”
99.3	Press Release “VOX ANNOUNCES INAUGURAL QUARTERLY DIVIDEND FOR INVESTORS”
99.4	Press Release “VOX PROVIDES UPDATES ON UPCOMING CONFERENCE PARTICIPATION, EUROPEAN ROADSHOW AND INVESTOR OUTREACH”
99.5	Press Release “VOX PROVIDES GOLD ROYALTY DEVELOPMENTS AND EXPLORATION UPDATES”
99.6	Press Release “VOX ANNOUNCES BACK-TO-BACK RECORD QUARTERLY REVENUES IN Q2 2022 RESULTS”
99.7	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021 (Expressed in United States Dollars)
99.8	MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022
99.9	FORM 52 109FV2 CERTIFICATION OF INTERIM FILINGS VENTURE ISSUER BASIC CERTIFICATE - Pascal Attard CFO
99.10	FORM 52 109FV2 CERTIFICATION OF INTERIM FILINGS VENTURE ISSUER BASIC CERTIFICATE- Kyle Floyd CEO
99.11	Press Release “VOX PROVIDES AN UPDATE FOR THE WONMUNNA MINE AND FILES A TECHNICAL REPORT ON SEDAR”
99.12	Wonmunna Technical Report (NI 43-101)
99.13	Consent of Qualified Person - Christopher J Picken MIMMM
99.14	CERTIFICATE OF QUALIFIED PERSON- Christopher J Picken MIMMM
99.15	CERTIFICATE OF QUALIFIED PERSON- Matthew Randall CEng, MIMMM
99.16	Consent of Qualified Person- Matthew Randall CEng MIMMM